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                               MEDIBUY.COM, INC.
                          10120 PACIFIC HEIGHTS BLVD.
                              SAN DIEGO, CA 92121




July 25, 2000

VIA FACSIMILE AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-9
Washington, D.C.  20549
Attn:  Ms. Paula Dubberly

RE:  MEDIBUY.COM, INC.
     REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-94635)
     REQUEST FOR WITHDRAWAL

Dear Ms. Dubberly:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), medibuy.com, Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-94635) filed with the Commission on January 13, 2000, as amended (the "Registration Statement"). In order to facilitate the fast and efficient consummation of the Registrant's pending acquisitions and the integration of those businesses, the Registrant has determined it is not in its best interests to proceed with the Registration Statement at this time. We also confirm by this letter that no securities have been issued or sold pursuant to the Registration Statement.

If you should have any questions regarding this application, please contact Barbara L. Borden or Larry W. Nishnick of Cooley Godward LLP at (858) 550-6000.

Sincerely,

MEDIBUY.COM, INC.



By:  /s/ NORMAN R. FARQUHAR
     -----------------------
     Norman R. Farquhar
     Executive Vice President, Chief Financial
     Officer and Secretary



cc:  Suzanne Hayes, Securities & Exchange Commission
     Marcia Brown, Nasdaq - Amex Market Group
     Dennis J. Murphy
     Jeremy D. Glaser, Esq.
     Dennis A. Calderon, Esq.
     Barbara L. Borden, Esq.
     Carl R. Sanchez, Esq.
     Frank H. Golay, Jr., Esq.
     Robert A. Miller, Jr., Esq.